EXHIBIT (a)(1)

CREATIVE TECHNOLOGY LTD
(Incorporated in Singapore)

CREATIVE TECHNOLOGY LTD. ANNOUNCES ITS INTENTION TO MOVE TO A SINGLE PRIMARY STOCK EXCHANGE LISTING –REMAINING ON SGX-ST

Company will initiate steps to facilitate delisting its Ordinary Shares from the NASDAQ National Market. The intended delisting from NASDAQ will not affect the status of Creative’s shares on SGX-ST.

Introduction

The Directors of Creative Technology Ltd (“Creative”) wish to inform all shareholders that Creative intends to move to a single primary stock exchange listing. The Company’s current listing on the Singapore Exchange Securities Trading Limited (SGX-ST) will become Creative’s sole exchange listing. The Company will initiate steps that can facilitate the elimination of its U.S. public reporting obligations with the intention of delisting its Ordinary Shares from the NASDAQ National Market. The delisting from NASDAQ will not affect the status of Creative’s shares on SGX-ST.

Dual Listing on NASDAQ and SGX-ST

Creative’s shares have been traded on NASDAQ since August 1992, and on the main board of the SGX-ST since June 1994. Creative’s shares in Singapore are traded in scripless form, with the underlying shares deposited with The Central Depository (Pte) Limited (“CDP”).

Creative currently has primary listings on both the NASDAQ and the SGX-ST. Creative is obligated to file publicly available reports with the U.S. Securities and Exchange Commission (“SEC”) concerning its financial results and other matters. These reports have been filed with the SEC since 1992 when Creative completed its initial public offering in the U.S. With its listing on the SGX-ST in 1994, Creative was further required to comply with the SGX-ST’s Continuing Listing Rules. With effect from 6 October 1998, Creative obtained an exemption from having to comply with the Listing Rules of SGX-ST, subject to conditions requiring Creative, amongst other matters, to make prompt releases to the SGX-ST and the Singapore market of all announcements and filings made in the U.S.

Rationale for the delisting from NASDAQ

The administrative overhead and cost of the evolving and increasingly burdensome U.S. reporting obligations have become significant, especially for Creative, a Singapore company with dual primary listings – particularly in relation to the limited benefit that the Company believes it presently derives from its NASDAQ listing. Since November 2001, Creative’s SGX-ST trading volume has significantly exceeded the Company’s NASDAQ trading volume. Creative’s NASDAQ daily trading volume has declined to a low level, representing less than one-tenth the average daily trading volume of its shares on the SGX-ST over the past six months. Additionally, over the past two years, there has been an increasing trend for Creative shares to move from NASDAQ to SGX-ST, where the majority of its shares are currently registered.

For these reasons, and with the potential to substantially reduce administrative overheads and costs while retaining its listing on the SGX-ST (which is also accessible to U.S. shareholders), the Directors of Creative believe it to be in the best interest of the Company and its shareholders for Creative to take the steps to eliminate its U.S. public reporting obligations and seek to delist from NASDAQ while maintaining its listing on the SGX-ST.

Continued Listing on SGX-ST

Delisting from NASDAQ will not affect the status of Creative’s shares on SGX-ST. After the intended delisting from NASDAQ, Creative will retain the listing of its Ordinary Shares on the SGX-ST, and will comply with the Continuing Listing Rules of the SGX-ST.

SGX-ST has agreed to Creative retaining its primary listing on SGX-Mainboard upon the delisting from NASDAQ subject to compliance with the SGX-ST’s Continuing Listing Rules and Creative submitting a listing undertaking to the SGX-ST.

Proposals to reduce the number of shareholders in the U.S.

Creative can eliminate its U.S. public reporting obligations by reducing the number of holders of its Ordinary Shares resident in the U.S. (including holders who own shares in the name of a broker), and the number of holders of options to purchase Ordinary Shares resident in the U.S., in each case to less than 300. As a result, Creative intends to implement proposals to reduce the number of holders of Creative’s Ordinary Shares resident in the United States. These proposals would include the termination of the electronic transfer of Creative’s Ordinary Shares from the register of the CDP in Singapore to accounts with brokers located in the United States (the “Flow Back Restriction”). Creative may also repurchase its Ordinary Shares on NASDAQ in an open market repurchase program (“Repurchase Program”).

Flow Back Restriction

Presently, Creative’s Ordinary Shares can be moved between SGX-ST and NASDAQ by electronic transfers through CDP or, in the case of scrip-based shares, the physical transfers of the shares. The Flow Back Restriction will stop the electronic transfer of Creative’s Ordinary Shares from the register of the CDP in Singapore to accounts with brokers located in the U.S. so that there will not be an increase in the number of shares in the U.S. arising from the electronic movement of shares from Singapore to the U.S. This will ensure that the number of shares in the U.S. can be reduced by the number of shares that may be transferred from the U.S. to CDP. The Flow Back Restriction does not prevent the physical transfer of shares from Singapore to the U.S.

Repurchase Program

Creative may also reduce the number of holders of Creative’s Ordinary Shares resident in the United States by the repurchase of its Ordinary Shares on NASDAQ in an open market purchase program. The repurchase of shares is authorized under the shareholders’ mandate given by Creative’s shareholders at its last annual general meeting held on 20 November 2002, which is valid until its next annual general meeting. The share repurchase mandate allows Creative to repurchase up to 7,918,552 shares, being 10% of its outstanding Ordinary Shares as at 20 November 2002.

Indicative times

Creative currently expects the Flow Back Restriction to commence in March, 2003.

Creative is currently unable to estimate the timing of the proposed delisting from NASDAQ or the termination of its U.S. reporting obligations. Termination of Creative’s U.S. reporting obligations and a delisting from NASDAQ would occur if the numbers of U.S. holders of its Ordinary Shares and options to purchase Ordinary Shares are reduced to certain required levels. Notwithstanding that the number of U.S. holders of its Ordinary Shares and options may not be reduced below these levels, Creative may proceed to delist from NASDAQ at an appropriate time if the number of holders of Creative’s Ordinary Shares and options resident in the United States are reduced to such levels as it deems appropriate.

Further announcements will be made by Creative whenever the dates for any of the events noted above are finalized.

Shareholders should note that with effect from the date that the Flow Back Restriction is implemented (to be announced by the Company in due course, but currently expected to commence in March, 2003), The Central Depository (Pte) Limited (CDP) will no longer accept any request for the electronic transfer of Creative shares out of CDP. All depository agents should also take note that cross border arrangements for the transfer of Creative shares out of CDP will no longer be permitted from such date.

For and on behalf of Creative Technology Ltd
Ng Keh Long
Company Secretary
28 January 2003.
Submitted by [           ], on [    ] 2003 to the SGX